Mail Stop 4561
								September 27, 2005

By U.S. Mail and Facsimile to +020 7085-5050

Frederick Inglis Watt
Group Finance Director
National Westminster Bank Plc England
135 Bishopsgate
London, EC2M 3UR
England

Re:	National Westminster Bank Plc England
	Form 20-F for Fiscal Year Ended December 31, 2004
      Filed May 9, 2005
	File No. 001-09266

Dear Mr. Watt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 50: Significant differences between UK and US generally accepted accounting principles

(l) Acceptances, page 127
1. Please tell us the rationale for not including a reconciling item for acceptances in the US GAAP reconciliation.

Selected figures in accordance with US GAAP, page 129
2. Please provide us with a rollforward of the US GAAP basis stockholders` equity using the balances provided in this reconciliation.

Securitisations, page 131
3. Please tell us how you determined the criteria of paragraph 9 of
SFAS 140 for US GAAP purposes have been met to qualify the securitization activity for sales treatment. In your response, please specifically address the fact that under US GAAP the Group was determined to be the primary beneficiary of asset securitization vehicles, as noted on page 132, which would require consolidation of such vehicles under US GAAP. If you have determined sales treatment has been achieved under paragraph 9 of SFAS 140, please tell us the reason for the absence of a reconciling item for this difference from
UK GAAP was not presented on the reconciliation.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant


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Frederick Inglis Watt
National Westminster Bank Plc England
September 27, 2005
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